Exhibit (a)(2)(E)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.
1985 Cedar Bridge Ave., Ste. 1
Lakewood, New Jersey 08701

CONTACT:
Lightstone Shareholder Services
888.808.7348
investorservices@lightstonegroup.com

FOR IMMEDIATE RELEASE

LAKEWOOD, NEW JERSEY, January 21, 2020 – Lightstone Value Plus Real Estate Investment Trust V, Inc. today announced that it has extended the expiration date of its outstanding tender offer for shares of its common stock. The expiration date for the tender offer has been extended to midnight, Eastern Time, on January 31, 2020. The offer was previously scheduled to expire at midnight, Eastern Time, on January 17, 2020. Based on the information provided by tendering shareholders, approximately 818,756 shares have been tendered through January 17, 2020.